Exhibit 3.1

RESTATED CERTIFICATE OF INCORPORATION

OF

EDGEWATER TECHNOLOGY, INC.

(Originally incorporated on March 12, 1996)

(Under the name One Source Staffing, Inc.)

ARTICLE ONE

The name of the Corporation is Edgewater Technology, Inc. (the “Corporation”).

ARTICLE TWO

The address of the Corporation’s registered office in the State of Delaware is 1209 Orange Street, City of Wilmington, County of New Castle, Delaware 19801. The name of its registered agent at such address is The Corporation Trust Company.

ARTICLE THREE

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the Delaware General Corporation Law.

ARTICLE FOUR

The total number of shares of all classes of stock which the Corporation shall have authority to issue is fifty million (50,000,000), divided into two classes of which two million shares (2,000,000), par value $.01 per share, shall be designated Preferred Stock (“Preferred Stock”), and forty eight million shares (48,000,000), par value $.01 per share, shall be designated Common Stock (“Common Stock”).

A.    Preferred Stock

The Board of Directors is authorized, subject to limitations prescribed by law, to provide for the issuance of shares of Preferred Stock in one or more series, to establish the number of shares to be included in each such series and to fix the designations, powers, preferences and rights of the shares of each such series, and any qualifications, limitations or restrictions thereof.

Pursuant to the authority conferred by this Article Fourth, a series of Preferred Stock has been designated, with such series consisting of such number of shares, with such voting powers and with such designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions therefore as are stated and expressed in Exhibit A attached hereto and incorporated herein by reference.

B.    Common Stock

1.    Dividends.    Subject to the preferential rights, if any, of Preferred Stock, the holders of shares of Common stock shall be entitled to receive, when and if declared by the Board of Directors, out of the assets of the Corporation which are by law available therefore, dividends payable either in cash, in property or in shares of Common Stock or other securities of the Corporation.

2.    Liquidation.    In the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation, after payment or provision for payment of the debts and other liabilities of the Corporation and of the preferential amounts, if any, to which the holders of Preferred Stock may be entitled, the holders of all outstanding shares of Common Stock shall be entitled to share ratably in the remaining net assets of the Corporation.

3.    Voting Rights.    At every annual or special meeting of stockholders of the Corporation, every holder of Common Stock shall be entitled to one vote, in person or by proxy, for each share of Common Stock standing in his or her name on the books of the Corporation.

ARTICLE FIVE

In furtherance and not in limitation of the powers conferred by statute, the Board of Directors of the Corporation is expressly authorized to adopt, alter and repeal the By-Laws of the Corporation.

ARTICLE SIX

The Corporation reserves the right to amend, alter, change or repeal any provisions in this Restated Certificate of Incorporation, in the manner now or hereafter prescribed by statute.

ARTICLE SEVEN

No director of the Corporation shall be liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability: (i) for any breach of the director’s duty of loyalty to the Corporation or its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) under Section 174 of the Delaware General Corporation Law; or (iv) for any transaction from which the director derived an improper personal benefit. If the General Corporation Law of Delaware is hereafter amended to permit further elimination or limitation of the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law of Delaware as so amended. Any repeal or modification of this ARTICLE SEVEN shall not adversely affect any right or protection of a director of the Corporation existing at the time of such repeal or modification.

ARTICLE EIGHT

To the fullest extent permitted by the General Corporation Law of Delaware, as the same may be amended from time to time, the Corporation shall indemnify any and all of its directors or any person who may have served at the Corporation’s request as a director and the indemnification provided for herein shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any By-law, agreement, vote of stockholders, vote of disinterested directors or otherwise, and shall continue as to a person who has ceased to be a director and shall inure to the benefit of the heirs, executors and administrators of such persons and the Corporation may but is not required to purchase and maintain insurance on behalf of any director to the extent permitted by Section 145 of the Delaware General Corporation Law.

ARTICLE NINE

Whenever a compromise or arrangement is proposed between the Corporation and its creditors or any class of them and/or between the Corporation and its stockholders or any class of them, any court of equitable jurisdiction within the State of Delaware may, on the application in a summary way of the Corporation or of any creditor or stockholder thereof or on the application of any receiver or receivers appointed for the Corporation under the provisions of section 291 of Title 8 of the Delaware Code or on the application of trustees in dissolution or of any receiver or receivers appointed for the Corporation under the provisions of Section 279 of Title 8 of the Delaware Code order a meeting of the creditors or class of creditors, and/or of the stockholders or class of stockholders of the Corporation, as the case by be, to be summoned in such a manner as the said court directs. If a majority in number representing three-fourths in value of the creditors or class of creditors, and/or of the stockholders or class of stockholders of the Corporation as the case may be, agree to any compromise or arrangement and to any reorganization of the Corporation as a consequence of such compromise or arrangement, the said compromise or arrangement and the said reorganization, shall if sanctioned by the court to which the said application has been made, be binding on all the creditors or class of creditors, and/or on all the stockholders or class of stockholders, of the Corporation, as the case may be, and also on the Corporation.

IN WITNESS WHEREOF, this Restated Certificate of Incorporation which only restates and integrates and does not further amend the provisions of the Certificate of Incorporation of the Corporation as heretofore amended or supplemented, there being no discrepancies between those provisions and the provisions of this Restated Certificate of Incorporation, and it having been duly adopted by the Corporation’s Board of Directors in accordance with Section 245 of the Delaware General Corporation Law, has been executed by its duly authorized officer this 15th day of December, 2003.

EDGEWATER TECHNOLOGY, INC.

By:	/s/ Kevin R. Rhodes
Kevin R. Rhodes Chief Financial Officer, Treasurer and Corporate Secretary